EXHIBIT 99.2

Auditors' Report

To the Directors of Banro Corporation

We have audited the consolidated balance sheet of Banro Corporation as at December 31, 2008 and the consolidated statements of operations and other comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring  Organization of the Treadway Commission (COSO), and our report dated March 26, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ BDO Canada LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 26, 2009

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in accounting policies, such as those described in the summary of significant accounting policies, has a material effect on the consolidated financial statements. Our report to the shareholders dated March 26, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

/s/ BDO Canada LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 26, 2009